SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.    Founding Director of Prana Receives the Victoria Prize

Founding Director of Prana Receives the Victoria Prize

MELBOURNE, Australia - August 16, 2007 - Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT) today announced that Professor Colin Masters, MD, PhD, a member of Prana’s Scientific Advisory Board and a Director of the company from 2000-2007, was awarded the State of Victoria’s most prestigious science award, the Victoria Prize, at Government House in Melbourne last night.

The selection criteria for the 2007 Victoria Prize was based on the development of a scientific or technological innovation that has significantly benefited the community. Professor Masters was awarded the prize for his decades of work in Alzheimer’s disease, including two major discoveries that have fundamentally changed medical research’s approach to the disease.

Professor Masters is the champion of the amyloid theory of Alzheimer’s disease, the scientific theory behind Prana’s lead compound, PBT2. The theory proposes that the accumulation of toxic amyloid protein impairs memory, a finding that has pioneered new areas of research in that field. The amyloid protein is now one of the most highly studied proteins in cell biology, with more than 800 international papers produced annually.

PBT2 is currently undergoing Phase IIa clinical trials in Alzheimer’s disease. Prior to his recent appointment as Director of The Mental Health Research Institute of Victoria, Professor Masters was a Director of Prana and he played a pivotal role in deciding the scientific direction of PBT2.

Geoffrey Kempler, Chairman and Chief Executive Officer of Prana said, “Professor Masters has made a tremendous contribution to Prana’s development and this award is a testament to the significant progress that he has made in the realm of neurodegenerative disorders. We look forward to his continued success and wish him all the best in his future endeavors.”

Professor Masters has been awarded memberships in numerous academic, regional, national and international medical associations and societies; and has held leadership positions in many of these groups. He has served as Chair of the Management Advisory Board and Member of the Executive Committee of the Centre for Neuroscience, which is part of the Faculty of Medicine, Dentistry and Health Sciences at the University of Melbourne; and is currently serving as Chairperson of the Creutzfeldt-Jakob Disease Registry Advisory Group at the Commonwealth Department of Health and Aging (Australia). In 1983, Professor Masters served as a member of the Work Group of the Department of Health and Human Services Task Force on Alzheimer’s Disease: Etiology and Pathogenesis (Washington, D.C.). In recognition of his research, Professor Masters was presented the Alois Alzheimer Award by the University of Munich in 1997.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Contacts:

Investor Relations	Media Relations
Mark Jones	Ivette Almeida
T: 646-284-9414	T: 646-284-9455
E: mjones@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  August 16, 2007